EX3.1 - Articles of Incorporation

ARTICLES OF INCORPORATION

OF

COUGAR HOLDINGS INC.

FIRST

The name of the corporation is COUGAR HOLDINGS INC.

SECOND

Its principal office in the state of Nevada is located at 1000 East William Street, Suite 204, Carson City, Nevada, 89701. The name and address of its resident agent is National Registered Agents, Inc. of NV, 1000 East William Street, Suite 204, Carson City, Nevada, 89701.

THIRD

The purpose or purposes for which the corporation is organized: To engage in and carry on any lawful business activity or trade, and any activities necessary, convenient, or desirable to accomplish such purposes, not forbidden by law or by these articles of incorporation.

FOURTH

The amount of the total authorized capital stock of the corporation is Two Hundred Thousand Dollars ($200,000.00) consisting of Two Hundred Million (200,000,000) shares of common stock of the par value of $0.001 each.

FIFTH

The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation. There are three initial members of the Board of Directors and their names and addresses are:

NAME	POST-OFFICE ADDRESS

T.G. Cook	1574 Gulf Road, #1505
Point Roberts, WA 98281

Cam Dalgliesh	1574 Gulf Road, #1505
Point Roberts, WA 98281

Larry Low	1574 Gulf Road, #1505
Point Roberts, WA 98281

The number of members of the Board of Directors shall not be less than one nor more than eight.

SIXTH

The capital stock, after the amount of the subscription price, or par value, has been paid in shall not be subject to assessment to pay the debts of the corporation.

SEVENTH

The name and addresses of each of the incorporators signing the Articles of Incorporation are as follows:

NAME	POST-OFFICE ADDRESS

T.G. Cook	1574 Gulf Road, #1505
Point Roberts, WA 98281

EIGHTH

The corporation is to have perpetual existence.

NINTH

In furtherance, and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

Subject to the bylaws, if any, adopted by the stockholders, to make, alter or amend the bylaws of the corporation.

To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

By resolution passed by a majority of the whole board, to designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the corporation, which, to the extent provided in the resolution or in the bylaws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the bylaws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

When and as authorized by the affirmative vote of stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholders' meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the board of directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the corporation, including its goodwill and its corporate franchises, upon such terms and conditions as its board of directors deem expedient and for the best interests of the corporation.

TENTH

The Common Stock may be issued from time to time in one or more series and with such designation for each such series as shall be stated and expressed in the resolution or resolutions providing for the issue of each such series adopted by the board of directors. The board of directors in any such resolution or resolutions is expressly authorized to state and express for each such series:

The voting powers, if any, of the holders of stock of such series;
The rate per annum and the times at and conditions upon which the holders of stock of such series shall be entitled to receive dividends, and whether such dividends shall be cumulative or noncumulative and if cumulative the terms upon which such dividends shall be cumulative;
The price or prices and the time or times at and the manner in which the stock of such series shall be redeemable and the terms and amount of any sinking fund provided for the purchase or redemption of shares;
The rights to which the holders of the shares of stock of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Company;
The terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and
Any other designations, preferences, and relative participating, optimal or other special rights, and qualifications, voting rights, limitations or restrictions thereof so far as they are not inconsistent with the provisions of the Articles of Incorporation, as amended, and to the full extent now or hereafter permitted by the laws of Nevada.

ELEVENTH

Meeting of stockholders may be held outside the State of Nevada, if the bylaws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

TWELFTH

This corporation reserves the right to amend alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

THIRTEENTH

The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the laws of the State of Nevada.

APPROVED AND ADOPTED June 2, 1999.

CERTIFICATE OF THE SECRETARY

I, Cam Dalgliesh, hereby certify that I am the Secretary of COUGAR HOLDINGS INC., and the foregoing Articles, constitute the Articles of this company as duly adopted at a meeting of the Shareholders of the corporation held on June 2, 1999.

IN WITNESS WHEREOF, I have hereunto subscribed my name on June 2, 1999.

/s/ Cam Dalgliesh

Cam Dalgliesh